EXHIBIT 99.1

                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                 (pound)75,000,000 12 1/4% Senior Notes due 2009







                           QUARTERLY FINANCIAL REPORT

                                       OF
                                PREMIER FOODS PLC
          FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 28, 2003









                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD

                 QUARTERLY FINANCIAL REPORT OF PREMIER FOODS PLC

                                      INDEX

                                                                                                                    PAGE
Cautionary Statement Regarding Forward Looking Statements                                                            1

Certain Terminology                                                                                                  1

Unaudited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for the three-month periods ended
     June 29, 2002 and June 28, 2003 and the six-month periods ended June 29, 2002
     and June 28, 2003                                                                                               2


     Consolidated Balance Sheets at December 31, 2002 and June 28, 2003                                              3

     Consolidated Cash Flow Statements for the three-month periods ended June 29,
     2002 and June 28, 2003 and the six-month periods ended June 29, 2002 and June 28, 2003                          4


     Consolidated Statements of Total Recognised Gains and Losses for the
     three-month periods ended June 29, 5 2002 and June 28, 2003 and the
     six-month periods ended June 29, 2002 and June 28, 2003                                                         5

     Reconciliation of Movements in Shareholder's Deficit for the three-month periods ended June 29, 2002 and June 28, 2003 and the six-month periods
     ended June 29, 2002 and June 28, 2003                                                                           5


     Notes to the Consolidated Financial Statements                                                                  6

Unaudited  Summary of  Differences  Between  United Kingdom and United States
Generally  Accepted  Accounting Principles                                                                           14


Management's Discussion and Analysis of Financial Condition and Results of Operations                                18

Quantitative and Qualitative Disclosures About Market Risk                                                           23



            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This quarterly report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may" "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;

o our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources;

o    our substantial leverage and our ability to meet our debt obligations; and

o    our ability to successfully integrate our acquisitions.


           Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.


           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                               CERTAIN TERMINOLOGY

           Unless otherwise indicated, references to "Premier", "the Group", "we", "us", "our" and "ours" in this Quarterly Report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries. The "Company" refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries. "Premier Holdings" refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly known as Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited). "Premier Financing" refers to Premier Financing Limited, our wholly owned subsidiary. "Premier Investments" refers to Premier Foods Investments Limited, our ultimate U.K. parent company. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The "Notes" refers to our $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior Notes due 2009. The "Indenture" refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The "Senior Credit Facility" refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent. "U.K." refers to the United Kingdom of Great Britain and Northern Ireland. "U.K. GAAP" refers to generally accepted accounting principles in the U.K. "U.S. GAAP" refers to generally accepted accounting principles in the U.S. The "U.S." and "United States" refer to the United States of America.

                                PREMIER FOODS PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

                                                                             THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                 NOTE      JUNE 29,       JUNE 28,      JUNE 29,      JUNE 28,
                                                                           2002 (1)         2003        2002 (1)      2003 (1)
                                                                        ---------------  ------------  ------------  ------------
                                                                           (POUND)M       (POUND)M      (POUND)M      (POUND)M

Turnover:              Continuing operations                                 220.4            215.0         435.2         432.5
                       Discontinued operations                                 -                -             0.2           -
                                                                        ---------------  ------------  ------------  ------------
                                                                   2         220.4            215.0         435.4         432.5

Operating profit:      Continuing operations                                  17.6             17.8          30.8          32.6
                        Operating exceptional items                3          (2.2)            (6.5)         (3.2)         (6.5)
                                                                        ---------------  ------------  ------------  ------------
                                                                              15.4             11.3          27.6          26.1

                       Discontinued operations                                (0.1)             -            (0.2)          -
                        Operating exceptional items                3           -                -             -             -
                                                                        ---------------  ------------  ------------  ------------
                                                                              (0.1)             -            (0.2)          -
                                                                        ---------------  ------------  ------------  ------------
Profit before non-operating exceptional items                                 15.3             11.3          27.4          26.1

Non-operating exceptional items                                    3           -                2.1           -             3.7
                                                                        ---------------  ------------  ------------  ------------

Profit on ordinary activities before interest                                 15.3             13.4          27.4          29.8

Net interest payable                                               4          (2.6)           (11.7)        (16.0)        (29.3)
                                                                        ---------------  ------------  ------------  ------------

Profit on ordinary activities before taxation                                 12.7              1.7          11.4           0.5

Tax charge on profit on ordinary activities                                   (6.0)            (1.6)         (6.2)         (1.0)
                                                                        ---------------  ------------  ------------  ------------

Profit / (loss) on ordinary activities after taxation                          6.7              0.1           5.2          (0.5)

Dividends                                                                      -                -             -             -
                                                                        ---------------  ------------  ------------  ------------

Transferred to reserves                                                        6.7              0.1           5.2          (0.5)
                                                                        ===============  ============  ============  ============


(1)  Turnover has been amended in line with the reclassification disclosed in
     Note 2 to this Quarterly Financial Report.





          The accompanying notes are an integral part of these consolidated financial statements.

                               PREMIER FOODS PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                                                                       DECEMBER 31, 2002    JUNE 28, 2003
                                                                                       ------------------  ----------------
                                                                                NOTE       (POUND)M           (POUND)M
 Fixed assets:
   Intangible assets                                                                           113.9              111.1
   Tangible assets                                                                             135.1              130.6
   Investments                                                                                   0.2                0.2
                                                                                         ----------------  ----------------
                                                                                               249.2              241.9
 Current assets:
   Stocks                                                                         5            111.3              109.4
   Debtors due:
      Within one year                                                                          133.5              120.0
      After more than one year                                                                   9.0                7.3
   Cash at bank and in hand                                                                     43.5               69.7
                                                                                         ----------------  ----------------
                                                                                               297.3              306.4

 Creditors: amounts falling due within one year
   Bank loans, overdrafts and other creditors                                                 (217.6)            (213.3)
                                                                                         ----------------  ----------------

 Net current assets                                                                             79.7               93.1

 Total assets less current liabilities                                                         328.9              335.0

 Creditors due after more than one year
   Borrowings                                                                     6           (464.7)            (466.7)
   Other creditors                                                                              (0.2)              (0.2)
 Provisions for liabilities and charges                                                        (13.8)             (16.3)
                                                                                         ----------------  ----------------
                                                                                              (478.7)            (483.2)

                                                                                         ----------------  ----------------

 Net liabilities                                                                              (149.8)            (148.2)
                                                                                         ================  ================

 Capital and reserves
   Share capital                                                                                83.7               83.7
   Share premium account                                                                       623.2              623.2
   Revaluation reserve                                                                           4.0                4.0
   Profit and loss account                                                                    (860.7)            (859.1)
                                                                                         ----------------  ----------------

 Total shareholder's deficit                                                                  (149.8)            (148.2)
                                                                                         ================  ================




          The accompanying notes are an integral part of these consolidated financial statements.

                               PREMIER FOODS PLC

                  CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)


                                                                              THREE MONTHS ENDED               SIX MONTHS
                                                                                                                  ENDED
                                                                   NOTE      JUNE 29,    JUNE 28,        JUNE 29,      JUNE 28,
                                                                              2002         2003           2002          2003
                                                                          ------------- -------------  ------------  --------------
                                                                            (POUND)M      (POUND)M       (POUND)M      (POUND)M

Net cash inflow from operating activities                           (a)         35.4          43.7           40.3          55.8
Return on investments and servicing of finance                                  (6.0)         (0.5)         (19.3)        (17.2)
Taxation                                                                         0.1          (0.3)          (0.3)         (0.5)
Capital expenditure and financial investment                                    (9.0)         (1.0)         (11.7)         (3.7)
Acquisitions and disposals                                                    (132.9)          -           (133.0)          -
                                                                          ------------- -------------  ------------  --------------
Cash inflow / (outflow) before financing                                      (112.4)         41.9         (124.0)         34.4

Financing
  Debt issuance costs                                                           (8.8)          -             (8.8)          -
  Increase / (decrease) in gross debt                                          125.0          (0.1)         126.6          (6.5)
                                                                          ------------- -------------  ------------  --------------
                                                                               116.2          (0.1)         117.8          (6.5)

                                                                          ------------- -------------  ------------  --------------

Increase / (decrease) in net cash in the period                                  3.8          41.8           (6.2)         27.9
                                                                          ============= =============  ============  ==============

Reconciliation of net cash flow to movement in net debt
Increase / (decrease) in net cash in the period                                  3.8          41.8           (6.2)         27.9
Cash outflow / (inflow) from decreased gross debt                             (125.0)          0.1         (126.6)          6.5
Exchange movement on gross debt net of cash                                      9.2           0.3            6.2          (4.3)
                                                                          ------------- -------------  ------------  --------------
(Increase) / decrease in gross debt net of cash in the period                 (112.0)         42.2         (126.6)         30.1

Capitalisation of debt issuance costs                                            8.8           -              8.8           -
Less amortisation of capitalised debt issuance costs                            (1.6)         (1.4)          (2.7)         (2.9)
                                                                          ------------- -------------  ------------  --------------

(Increase) / decrease in total debt net of cash in the period                 (104.8)         40.8         (120.5)         27.2

Total debt net of cash at beginning of period                                 (374.4)       (459.4)        (358.7)       (445.8)

                                                                          ------------- -------------  ------------  --------------

Total net debt at end of period                                               (479.2)       (418.6)        (479.2)       (418.6)
                                                                          ============= =============  ============  ==============

ANALYSIS OF MOVEMENT IN NET DEBT
                                                                              MOVEMENTS
                                               AT             CASH FLOW      CAPITALISED           EXCHANGE              AT
                                          DECEMBER 31,                      DEBT ISSUANCE          MOVEMENT ON         JUNE 28,
                                              2002                             COSTS                 DEBT               2003
                                      -------------------------------------------------------------------------------------------
                                        (POUND)M           (POUND)M           (POUND)M         (POUND)M           (POUND)M

Bank overdrafts                                 (3.2)                2.4                -               -                  (0.8)
Less: Cash balances                             43.5                25.5                -               0.7                69.7

                                        ----------------    --------------    --------------   ----------------    --------------
Net cash                                        40.3                27.9                -               0.7                68.9

Debt due after one year                       (473.9)                5.9                -              (5.0)             (473.0)
Debt due within one year                       (27.0)                0.6                -               -                 (26.4)
Finance leases                                  (0.1)                -                  -               -                  (0.1)
                                        ----------------    --------------     --------------  ----------------    --------------
Gross debt                                    (501.0)                6.5                -              (5.0)             (499.5)

                                        ----------------    --------------     --------------  ----------------    --------------
Gross debt net of cash                        (460.7)               34.4                -              (4.3)             (430.6)
Capitalised debt issuance costs                 14.9                 -                 (2.9)            -                  12.0
                                        ----------------    --------------     --------------  ----------------    --------------

Total net debt                                (445.8)               34.4               (2.9)           (4.3)             (418.6)
                                        ================    ==============     ==============  ================    ==============



          The accompanying notes are an integral part of these consolidated financial statements.

                               PREMIER FOODS PLC

            NOTE TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                    JUNE 29, 2002   JUNE 28, 2003    JUNE 29, 2002   JUNE 28, 2003
                                                                    --------------  ---------------  --------------  --------------
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M

Operating profit before exceptional items                                 17.5            17.8             30.6            32.6
Depreciation                                                               4.5             4.9              8.7             9.5
Amortisation of intangible assets                                          0.3             1.6              0.7             3.2
Amortisation of pension prepayment                                         0.4             0.4              0.9             0.9
(Increase) / decrease in stocks                                           (0.2)            1.1              4.8             1.9
Decrease in debtors                                                       12.8            25.6             17.0            18.2
Increase / (decrease) in creditors                                         2.5            (5.3)           (18.8)           (8.0)
Exchange movement in working capital                                       0.5             -                0.3             0.9
Cash flows relating to exceptional items                                  (2.9)           (2.4)            (3.9)           (3.4)
                                                                    --------------  ---------------  --------------  --------------

Net cash inflow from operating activities                                 35.4            43.7             40.3            55.8
                                                                    ==============  ===============  ==============  ==============




            STATEMENTS OF TOTAL RECOGNISED GAINS & LOSSES (UNAUDITED)


                                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                    JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                    --------------   --------------  --------------  --------------
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M

 Profit / (loss) for the period                                           6.7              0.1             5.2            (0.5)
 Currency translation differences on foreign currency net
 investments                                                              1.7              0.1             1.4             2.1
                                                                    --------------   --------------  --------------  --------------

 Total recognised gains and losses for the period                         8.4              0.2             6.6             1.6
                                                                    ==============   ==============  ==============  ==============



        RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S DEFICIT (UNAUDITED)


                                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                    JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                    --------------   --------------  --------------  --------------
                                                                   (POUND)M         (POUND)M        (POUND)M        (POUND)M

 Profit / (loss) for the financial period                                 6.7              0.1             5.2            (0.5)
 Other recognised gains and losses                                        1.7              0.1             1.4             2.1
                                                                    --------------   --------------  --------------  --------------
 Net increase in net assets                                               8.4              0.2             6.6             1.6

 Opening net liabilities                                               (169.1)          (148.4)         (160.2)         (149.8)
 Prior period adjustment on implementation of FRS 19
 "Deferred Tax"                                                            -                -             (7.1)            -
                                                                    --------------   --------------  --------------  --------------

 Closing net liabilities                                               (160.7)          (148.2)         (160.7)         (148.2)
                                                                    ==============   ==============  ==============  ==============


          The accompanying notes are an integral part of these consolidated financial statements.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.         ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

In the opinion of Premier Foods plc, the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position as at June 28, 2003, and the results of operations and cash flows for the three-month and six-month periods ended June 29, 2002 and June 28, 2003. The results of operations for the three-month and six-month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2002 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2002 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2002 report to the bondholders.

USE OF ESTIMATES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long-leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post-retirement benefits, restructuring charges and contingencies among other items.


2.         SUMMARY SEGMENTAL ANALYSIS


BY PRODUCT GROUP                                            TURNOVER                          TURNOVER
                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                 JUNE 29, 2002   JUNE 28, 2003      JUNE 29, 2002   JUNE 28, 2003
                                                 --------------  ---------------    --------------  --------------
                                                  (POUND)M         (POUND)M          (POUND)M        (POUND)M

  Canning, pickles & sauces                            91.1            91.6              176.5           185.8
  Beverages                                            41.2            34.8               88.0            74.8
  Spreads                                              43.8            52.1               84.5            99.2
  Potatoes                                             44.3            36.5               86.2            72.7
                                                 --------------  ---------------    --------------  --------------
  Continuing operations                               220.4           215.0              435.2           432.5
  Discontinued operations                               -               -                  0.2             -
                                                 --------------  ---------------    --------------  --------------

  Total                                               220.4           215.0              435.4           432.5
                                                 ==============  ===============    ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED



BY GEOGRAPHICAL ORIGIN                                       TURNOVER                        TURNOVER
                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                  JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 29, 2003
                                                  ---------------  --------------  --------------  --------------
                                                    (POUND)M        (POUND)M        (POUND)M        (POUND)M

  United Kingdom                                       190.0            181.7           372.6           367.0
  Mainland Europe                                       30.4             33.3            62.6            65.5
  Other countries                                        -                -               -               -
                                                  ---------------  --------------  --------------  --------------
  Continuing operations                                220.4            215.0           435.2           432.5

Discontinued operations                                  -                -               0.2             -
                                                  ---------------  --------------  --------------  --------------

Total                                                  220.4            215.0           435.4           432.5
                                                  ===============  ==============  ==============  ==============


                                                         OPERATING PROFIT                OPERATING PROFIT
                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                  JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                  ---------------  --------------  --------------  --------------
                                                  (POUND)M        (POUND)M        (POUND)M        (POUND)M

  United Kingdom                                        16.5             15.6            29.7            30.0
  Mainland Europe                                        1.1              2.2             1.1             2.6
  Other countries                                        -                -               -               -
                                                  ---------------  --------------  --------------  --------------
  Continuing operations                                 17.6             17.8            30.8            32.6

  Operating exceptional items                           (2.2)            (6.5)           (3.2)           (6.5)

Discontinued operations                                 (0.1)             -              (0.2)            -
                                                  ---------------  --------------  --------------  --------------

Total                                                   15.3             11.3            27.4            26.1
                                                  ===============  ==============  ==============  ==============



Following the acquisition of the ambient food manufacturing business in the U.K. of Nestle SA ("Nestle") in 2002, the Preserves product group was renamed "Spreads" to reflect the increased product range within the product group.

Premier is operated as a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


The review of the results of our French business identified that certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change has been adopted in the three-month period to June 28, 2003 and the comparatives for the three-month period to March 31, 2002, the three-month period to June 29, 2002 and the three-month period to March 31, 2003 have been amended accordingly. The effect of the reclassification is set out below:


                                                                                                              SIX MONTHS
                                                                                   THREE MONTHS ENDED           ENDED
                                                                                 MARCH 31,      JUNE 29,       JUNE 29,
                                                                                   2002           2002           2002
                                                                               --------------  ------------  --------------
                                                                                 (POUND)M       (POUND)M       (POUND)M
SALES
Reported in Quarterly Financial Reports in 2002                                     211.7           219.9         431.6
Selling and distribution costs reclassified as sales                                  3.3             0.5           3.8
                                                                               --------------  ------------  --------------

Reported in Quarterly Financial Report at June 28, 2003                             215.0           220.4         435.4
                                                                               ==============  ============  ==============

SELLING AND DISTRIBUTION COSTS
Reported in Quarterly Financial Reports in 2002                                      24.7            28.3          53.0
Selling and distribution costs reclassified as sales                                  3.3             0.5           3.8
                                                                               --------------  ------------  --------------

Reported in Quarterly Financial Report at June 28, 2003                              28.0            28.8          56.8
                                                                               ==============  ============  ==============


                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                                                               MARCH 31,
                                                                                                                 2003
                                                                                                             --------------
                                                                                                               (POUND)M
SALES
Reported in Quarterly Financial Report at March 31, 2003                                                          217.1
Selling and distribution costs reclassified as sales                                                                0.4
                                                                                                             --------------

Reported in Quarterly Financial Report at June 28, 2003                                                           217.5
                                                                                                             ==============

SELLING AND DISTRIBUTION COSTS
Reported in Quarterly Financial Report at March 31, 2003                                                           29.3
Selling and distribution costs reclassified as sales                                                                0.4
                                                                                                             --------------

Reported in Quarterly Financial Report at June 28, 2003                                                            29.7
                                                                                                             ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED



3.         EXCEPTIONAL ITEMS


                                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                  JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                  ---------------  --------------  --------------  --------------
                                                                     (POUND)M        (POUND)M        (POUND)M        (POUND)M

 Operating exceptional items
    Restructuring of production facilities                                (2.2)            (6.5)           (3.2)           (6.5)
                                                                  ---------------  --------------  --------------  --------------

                                                                          (2.2)            (6.5)           (3.2)           (6.5)
                                                                  ===============  ==============  ==============  ==============

 Non-operating exceptional items:
   Profit on sale of fixed assets                                          -                2.1             -               3.7
                                                                  ---------------  --------------  --------------  --------------

                                                                           -                2.1             -               3.7
                                                                  ===============  ==============  ==============  ==============

Operating exceptional expenditure in the three-month and six-month periods to June 28, 2003, primarily relates to the provision provided to cover the closure of the Hadfield site and integration of its operations into the Histon and Bury
St. Edmunds sites, together with costs incurred upon the reorganisation of our sales function within the business.

Non-operating exceptional income in the three-month and six-month periods to June 28, 2003 primarily relates to the profit on sale of surplus property at our Moreton and Histon sites.


4.         INTEREST

                                                                        THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                  JUNE 29, 2002    JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                  ---------------  --------------  --------------  ---------------
                                                                     (POUND)M        (POUND)M        (POUND)M         (POUND)M

 Net external interest payable                                          (10.2)           (10.3)          (19.5)          (21.4)
 Amortisation of capitalised debt issuance costs                         (1.6)            (1.4)           (2.7)           (2.9)
 Exchange movement on US$200m 12% Senior notes                            9.2              -               6.2            (5.0)
                                                                  ---------------  --------------  --------------  ---------------

                                                                         (2.6)           (11.7)          (16.0)          (29.3)
                                                                  ===============  ==============  ==============  ===============

In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200m bond at (pound)129.2m. An exchange loss of (pound)5.0m was recorded on entering into these contracts.


5.         STOCKS

                                                                                DECEMBER 31, 2002    JUNE 28, 2003
                                                                                ------------------  ----------------
                                                                                 (POUND)M           (POUND)M

 Raw materials                                                                          36.9                 33.4
 Work in progress                                                                        4.9                  4.0
 Finished goods and goods for resale                                                    69.5                 72.0
                                                                                ------------------  ----------------

                                                                                       111.3                109.4
                                                                                ==================  ================


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


6.         NET DEBT

                                                                                      DECEMBER 31, 2002 JUNE 28, 2003
                                                                                      --------------------------------
                                                                                          (POUND)M        (POUND)M

Cash balances                                                                                 43.5            69.7

Borrowings due within one year:
Other bank loans and overdrafts                                                                3.2             0.8
Senior Credit Facility due within one year                                                    27.0            26.4
Capitalised debt issuance costs                                                               (5.7)           (5.7)
Finance leases                                                                                 0.1             0.1
                                                                                        --------------  --------------
Total borrowings due within one year                                                          24.6            21.6

Borrowings due after one year:
Unsecured subordinated US$200m 12% Senior notes due 2009                                     124.2           129.2
Unsecured subordinated(pound)75m 12.25% Senior notes due 2009                                 75.0            75.0
Capitalised debt issuance costs                                                               (1.1)           (1.1)
                                                                                        --------------  --------------
                                                                                             198.1           203.1

Senior Credit Facility                                                                       265.3           259.4
Capitalised debt issuance costs                                                               (8.1)           (5.2)
                                                                                        --------------  --------------
                                                                                             257.2           254.2

Loan from related party                                                                        9.3             9.3
Other unsecured loans                                                                          0.1             0.1

                                                                                        --------------  --------------
Total borrowings due after one year                                                          464.7           466.7

                                                                                        --------------  --------------

Total net debt                                                                               445.8           418.6
                                                                                        ==============  ==============

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.


Maturity profile of net borrowings / (cash):                                          DECEMBER 31, 2002 JUNE 28, 2003
                                                                                      --------------------------------
                                                                                       (POUND)M        (POUND)M

Due within one year or on demand                                                               (13.3)    (42.4)
Due between 1 and 2 years                                                                       36.0            35.2
Due between 2 and 3 years                                                                       50.0            48.8
Due between 3 and 4 years                                                                       52.0            50.8
Due between 4 and 5 years                                                                       59.3            58.0
Due after 5 years                                                                              276.7           280.2
                                                                                        --------------  --------------

                                                                                               460.7           430.6

Capitalised debt issuance costs                                                                (14.9)          (12.0)
                                                                                        --------------  --------------

Net borrowings                                                                                 445.8           418.6
                                                                                        ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)412.3m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At June 28, 2003, the facilities available to Premier amounted to (pound)385.8m.

STRUCTURE
The Senior Credit Facility provides for (pound)385.8m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to (pound)219.4m and the Term B Facility is for an amount of up to (pound)66.4m. At June 28, 2003, (pound)219.4m was outstanding on the Term A Facility and (pound)66.4m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to (pound)100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At June 28, 2003, no advance had been drawn down under the Working Capital Facility and (pound)4.0m was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At June 28, 2003, the margin applied to LIBOR on this facility was 2.0%; and

-    2.75% per annum for the Term B Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At June 28, 2003, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including total net interest cover ratio, leverage ratio, cashflow to loan interest and repayments ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities. The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.


7.         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

Premier entered into a 10-year agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P., a limited partnership registered in Dallas, Texas ("Hicks Muse") pursuant to which Premier will pay Hicks Muse an annual fee for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.2m. Premier paid (pound)0.3m under the agreement to Hicks Muse in the three months ended June 28, 2003 (June 29, 2002: (pound)0.3m) and (pound)0.6m in the six months to June 28, 2003 (June 29, 2002: (pound)0.6m).

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


FINANCIAL ADVISORY AGREEMENT

In 1999, Premier and Hicks Muse entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)nil in the three-month period to June 28, 2003 (June 29, 2002: (pound)2.1m) and (pound)nil in the six-month period to June 28, 2003 (June 29, 2002: (pound)2.1m).

GOLDEN SHARE

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

HMTF POULTRY LIMITED

Premier has borrowed (pound)9.3m (2002: (pound)9.3m) from HMTF Poultry Limited, an affiliated company. This loan is interest free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


    SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY
                   ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED)

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following reconciliations are presented as required under the terms of the Indenture, together with Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures, issued by the U.S. Securities and Exchange Commission.

We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholder's equity. We have, therefore, included EBITDA calculated from amounts determined by U.S. GAAP in this quarterly financial report. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP. We have, therefore, included EBITDA before exceptional items, calculated from amounts determined by U.K. GAAP in this quarterly financial report. Further, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses and their ability to generate cash.

As presented herein, EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP, represents for presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of goodwill, intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined under U.S. GAAP, represents for presentation purposes, the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of goodwill and intangible assets.

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

                                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                JUNE 29, 2002     JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                               -----------------  --------------  --------------  --------------
                                                                  (POUND)M         (POUND)M        (POUND)M        (POUND)M

 EBITDA before exceptional items calculated from amounts
 determined under U.K. GAAP                                            22.7               24.7            40.9            46.2
 U.S. GAAP adjustments:
   Derivative financial instruments                                     0.3                -              (1.2)           (1.2)
   Non-operating exceptional items as defined under
   U.K. GAAP                                                            -                  2.1             -               3.7
   Operating exceptional items as defined under
   U.K. GAAP                                                           (2.2)              (6.5)           (3.2)           (6.5)
   Pensions                                                            (0.3)              (1.5)           (0.8)           (2.9)
                                                               -----------------  --------------  --------------  --------------

 Net U.S. GAAP adjustments                                            (2.2)               (5.9)           (5.2)           (6.9)
                                                               -----------------  --------------  --------------  --------------

 EBITDA calculated from amounts determined under U.S. GAAP
                                                                      20.5                18.8            35.7            39.3
                                                               =================  ==============  ==============  ==============


                               PREMIER FOODS PLC


EBITDA is not a measurement of operating performance profitability or liquidity calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                   JUNE 29, 2002     JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                  -----------------  --------------  --------------  --------------
                                                                   (POUND)M            (POUND)M        (POUND)M        (POUND)M

 Operating profit before exceptional items presented under U.K.
 GAAP                                                                     17.5               17.8            30.6            32.6
       Depreciation of fixed assets                                        4.5                4.9             8.7             9.5
       Amortisation of goodwill                                            0.3                1.2             0.6             2.4
       Amortisation of intangible assets                                   -                  0.4             0.1             0.8
      Amortisation of pension prepayment                                   0.4                0.4             0.9             0.9
                                                                  -----------------  --------------  --------------  --------------

 EBITDA before exceptional items calculated from amounts
 determined under U.K. GAAP                                               22.7               24.7            40.9            46.2

        Exceptional cash outflows                                         (2.9)              (2.4)           (3.9)           (3.4)
        Working capital movements                                         15.6               21.4             3.3            13.0
                                                                  -----------------  --------------  --------------  --------------

 Net cash inflow from operating activities                                35.4               43.7            40.3            55.8
                                                                  =================  ==============  ==============  ==============



                               PREMIER FOODS PLC



The following table reconciles net income presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                   JUNE 29, 2002     JUNE 28, 2003   JUNE 29, 2002   JUNE 28, 2003
                                                                  -----------------  --------------  --------------  --------------
                                                                   (POUND)M            (POUND)M        (POUND)M        (POUND)M

 Net income under U.S. GAAP                                                8.6                3.9             2.9             3.5
       Taxation                                                            5.0                1.4             5.2            (0.2)
       Net interest payable                                                2.3                8.0            18.7            25.3
                                                                  -----------------  --------------  --------------  --------------

 Income from operations under U.S. GAAP                                   15.9               13.3            26.8            28.6

       Depreciation of fixed assets                                        4.5                4.9             8.7             9.5
       Amortisation of intangible assets                                   0.1                0.6             0.2             1.2
                                                                  -----------------  --------------  --------------  --------------

 EBITDA calculated from amounts determined under U.S. GAAP
                                                                          20.5               18.8            35.7            39.3

 Non cash movements
        Exceptional items                                                  2.2                4.4             3.2             2.8
        Pension charge                                                     0.3                1.5             0.8             2.9
        Derivative financial instruments                                  (0.3)               -               1.2             1.2
 Cash movements
        Working capital movements                                         12.9               18.8             2.5            10.6
        Return on investments and servicing of finance                    (6.0)              (0.5)          (19.3)          (17.2)
        Taxation inflow / (outflow)                                        0.1               (0.3)           (0.3)           (0.5)
        Exceptional cash outflows                                         (2.9)              (2.4)           (3.9)           (3.4)
                                                                  -----------------  --------------  --------------  --------------
 Net cash inflow provided by operating activities                         26.8               40.3            19.9            35.7
                                                                  =================  ==============  ==============  ==============

The following table reconciles total assets as reported under U.K. GAAP to total assets as reported under U.S. GAAP:


                                                                                                     DECEMBER 31,       JUNE 28,
                                                                                                        2002              2003
                                                                                                    --------------------------------
                                                                                                         (POUND)M        (POUND)M

 Total assets as reported under U.K. GAAP                                                                   546.5           548.3
 US GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                                                 213.3           213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                                    (189.7)         (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                                     3.1             5.6
   Amortisation of intangible assets recognised as goodwill under U.K. GAAP                                  (0.6)           (1.1)
   Capitalisation of tax benefit on acquisition of intangible assets                                          4.2             4.1
   Pensions                                                                                                  28.5            26.5
   Capitalised debt issuance costs                                                                           14.9            12.0
   Derivative financial instruments                                                                          (2.2)           (2.6)
   Revaluation of fixed assets                                                                               (4.0)           (4.0)
                                                                                                      --------------  --------------

 Net U.S. GAAP adjustments                                                                                   67.8            64.1
                                                                                                      --------------  --------------

 Total assets as reported under U.S. GAAP                                                                   614.0           612.4
                                                                                                      ==============  ==============


                                PRMIER FOODS PLC

The following table reconciles total net debt as reported under U.K. GAAP to total debt as reported under U.S. GAAP:

                                                                                  DECEMBER 31,      JUNE 28,
                                                                                    2002             2003
                                                                                --------------------------------
                                                                                    (POUND)M        (POUND)M

 Total net debt as reported under U.K. GAAP                                             445.8           418.6
 U.S. GAAP adjustments:
   Cash                                                                                  43.5            69.7
   Capitalised debt issuance costs                                                       14.9            12.0
    Valuation difference on U.S.$200m 12% Senior Notes                                    -              (9.0)
                                                                                  --------------  --------------

 Total debt as reported under U.S. GAAP                                                 504.2           491.3
                                                                                  ==============  ==============

Total net debt as reported under U.K. GAAP comprises cash, overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, finance leases and other borrowings, offset by capitalised debt issuance costs. Total debt as reported under U.S. GAAP comprises overdrafts, which do not have a legal right of offset, borrowings under the Senior Credit
Facility, Senior Notes, finance leases and other borrowings.

Premier entered into forward exchange contracts in January 2003 to purchase
U.S.$200m. These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200m bond at (pound)129.2m. A loss of (pound)5.0m was recorded on entering into these contracts. Under U.S. GAAP, the U.S.$200m bond is translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

The following table reconciles total shareholder's deficit as reported under U.K. GAAP to total shareholder's deficit as reported under U.S. GAAP:

                                                                                 DECEMBER 31, 2002 JUNE 28, 2003
                                                                                 --------------------------------
                                                                                      (POUND)M        (POUND)M

 Total shareholder's deficit as reported under U.K. GAAP                                (149.8)         (148.2)
 U.S. GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                              213.3           213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                 (189.7)         (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                  3.1             5.6
   Amortisation of intangible assets recognised as goodwill under U.K. GAAP               (0.6)           (1.1)
   Capitalisation of tax benefit on acquisition of intangible assets                       4.2             4.1
   Pensions                                                                               28.5            26.5
   Deferred tax                                                                          (14.6)          (13.3)
   Derivative financial instruments                                                       (1.9)           (8.1)
   Valuation difference on US $200m 12% Senior Notes                                       -               9.0
   Revaluation of fixed assets                                                            (4.0)           (4.0)
                                                                                   --------------  --------------

 Net U.S. GAAP adjustments                                                                38.3            42.3
                                                                                   --------------  --------------

 Total shareholder's deficit as reported under U.S. GAAP                                (111.5)         (105.9)
                                                                                   ==============  ==============

                                PREMIER FOODS PLC

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three-month and six-month periods ended June 29, 2002 and June 28, 2003. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this quarterly financial report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described elsewhere in this quarterly financial report and note 24 to Premier's 2002 annual report to the bondholders.

OVERVIEW

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) spreads. We also operate a potato packing and trading business. Our products are sold under both private label and our own popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces, Marvel powdered creamer, Chivers and Hartley's preserves, Sun Pat peanut butter, Rowntree's and Chivers jelly, Smash instant potato and Materne compote and jam.

RECENT DEVELOPMENTS

The acquisition of the ambient foods business of Nestle in the U.K. in May 2002 increased our manufacturing capacity through the addition of the sites at Hadfield and Middleton. We commenced a review of our manufacturing platform in the second half of 2002 to identify potential synergies between our existing sites and the additional sites. We completed the review in the first quarter of 2003, and following consultation with staff, a decision was taken to close the Hadfield factory in Manchester. Operations will be integrated into our existing spreads factory at Histon and the pickles operation at Bury St. Edmunds. This integration should be completed by Christmas 2003. Although no cost has been incurred at June 28, 2003, a provision for exceptional costs of (pound)5.9 million has been provided to cover closure and integration costs.

As reported in our Form 20-F, we are licensed by Cadbury Schweppes plc to use the Cadbury and Cadbury's brand names in connection with our manufacture and marketing of cocoa-based beverages. The license under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the license. In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the license beyond 2006 on current terms. They have not yet served formal notice on us regarding non-renewal of the license, and negotiations regarding the future trading relationship are still ongoing.

COMPARATIVE RESULTS OF OPERATIONS

Three and six months ended June 28, 2003 compared to three and six months ended June 29, 2002

SALES. Sales by our continuing operations were (pound)215.0 million for the three months ended June 28, 2003, a decrease of (pound)5.4 million, or 2.5%, compared to sales of (pound)220.4 million for the three months ended June 29, 2002. Sales by our continuing operations were (pound)432.5 million for the six months ended June 28, 2003, a decrease of (pound)2.7 million, or 0.6%, compared to sales of (pound)435.2 million for the six-month period to June 29, 2002. The primary reasons for the decrease in sales are documented below.

Canned foods, pickles and sauces

Sales by our canned foods, pickles and sauces group were (pound)91.6 million for the three months ended June 28, 2003, an increase of (pound)0.5million, or 0.5%, compared to sales of (pound)91.1 million for the three-month period to June 29, 2002. Sales were (pound)185.8 million for the six months ended June 28, 2003, an increase of (pound)9.3 million, or 5.3%, compared to sales of (pound)176.5 million for the six-month period to June 29, 2002. The increase in sales comparing the three months to June 28, 2003 with the three months to June 29, 2002 reflects the Nestle acquisition, where the quarter to June 29, 2002 included one month of Nestle results. Sales of canned foods declined by (pound)5.6m, or 8.2%, comparing the three-month period to June 28, 2003 to the three-month period to June 29, 2002, particularly in our beans and pasta categories which reflected a decline in the market which was down almost 4% on the quarter. Our Loyd Grossman range of cooking sauces continued to perform well with sales up by (pound)1.0 million, or 27.8%, comparing the three months to June 28, 2003 with the three months to June 29, 2002.

                               PREMIER FOODS PLC

Beverages

Sales by our beverages group were (pound)34.8 million for the three months ended June 28, 2003, a decrease of (pound)6.4 million, or 15.5%, compared to sales of (pound)41.2 million for the three-month period ended June 29, 2002. Sales were (pound)74.8 million for the six months ended June 28, 2003, a decrease of (pound)13.2 million, or 15%, compared to sales of (pound)88.0 million for the six-month period ended June 29, 2002. The principal cause of the decline in sales is due to the exit from a number of own label tea contracts. Trading proved difficult in our chocolate beverages business with increased raw material prices impacting on gross margin and warmer weather impacting on sales. However, the impact on profit of the reduction in sales has been mitigated by improved effectiveness of our promotional spend, resulting in significantly improved operating margins.

Spreads

Sales by our spreads group were (pound)52.1 million for the three months ended June 28, 2003, an increase of (pound)8.3 million, or 18.9%, compared to sales of (pound)43.8 million reported for the three-month period ended June 29, 2002. Sales were (pound)99.2 million in the six months ended June 28, 2003, an increase of (pound)14.7 million, or 17.4% compared to sales of (pound)84.5 million for the three-month period ended June 29, 2002. The increase in sales comparing the three months to June 28, 2003 with the three months to June 29, 2002 reflects the Nestle acquisition, where the quarter to June 29, 2002 included one month of Nestle results. The launch of Hartley's Best in the spreads sector continues to progress, although like for like sales for the spreads group for the second quarter are behind last year. This is in line with our revised promotional strategy, pushing for value and not volume, with reduced marketing spend. This approach, along with continued improvements in manufacturing has resulted in improved margins.

Potatoes

Potato sales were (pound)36.5 million for the three months ended June 28, 2003, a decrease of (pound)7.8 million, or 17.6%, compared to sales of (pound)44.3 million for the three-month period ended June 29, 2002. Volumes of potatoes sold were 0.8% higher than the same period in 2002. The decrease in sales value, however, resulted from an 18.2% decline in the average selling price, due to the exceptionally good 2002 harvest. Sales were (pound)72.7 million for the six months ended June 28, 2003, a decrease of (pound)13.5 million, or 15.7%, compared to sales of (pound)86.2 million for the six-month period ended June 28, 2002. Market prices are forecast to improve in the second half of 2003.

PREMIER CONSOLIDATED

GROSS PROFIT. Gross profit was (pound)51.8 million for continuing businesses for the three months ended June 28, 2003, a decrease of (pound)3.4 million, or 6.2%, over gross profit of (pound)55.2 million for the three-month period ended June 29, 2002. Gross margin was 24.1% for the three months ended June 28, 2003, a decrease of 0.9 percentage points compared to the gross margin of 25.0% for the three-month period ended June 29, 2002. Gross profit was (pound)104.3 million for the six months ended June 28, 2003, a decrease of (pound)0.2 million, or 0.2%, over gross profit of (pound)104.5 million for the six-month period ended June 29, 2002. Gross margin was 24.1% for the six months ended June 28, 2003, an increase of 0.1 percentage points compared to the gross margin of 24.0% for the six-month period ended June 29, 2002.

SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses for continuing businesses were (pound)25.4 million for the three months ended June 28, 2003, a decrease of (pound)3.4 million, or 11.8%, over selling and distribution expenses of (pound)28.8 million for the three months ended June 29, 2002. Selling and distribution expenses for continuing businesses were (pound)55.1 million for the six months ended June 28, 2003, a decrease of (pound)1.7 million, or 3.0%, over selling and distribution expenses of (pound)56.8 million for the six-month period ended June 29, 2002. The decrease is primarily due to our strategy of enhancing the effectiveness of our promotional spend.

ADMINISTRATIVE COSTS. Administrative expenses for continuing businesses were (pound)8.6 million for the three months ended June 28, 2003, a decrease of (pound)0.2 million, or 2.3%, over administrative expenses of (pound)8.8 million for the three-month period ended June 29, 2002. Administrative expenses for continuing businesses were (pound)16.6 million for the six months ended June 29, 2003, a decrease of (pound)0.3 million, or 1.8%, over administrative expenses of (pound)16.9 million for the six months ended June 29, 2002.

                               PREMIER FOODS PLC


OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items for continuing businesses was (pound)17.8 million for the three months ended June 28, 2003, an increase of (pound)0.2 million, or 1.1%, compared to operating profit before operating exceptional items of (pound)17.6 million for the three months ended June 29, 2002. Operating margin increased to 8.3% for the three months ended June 28, 2003 from 8.0% for the three months ended June 29, 2002. Operating profit before operating exceptional items for continuing businesses was (pound)32.6 million for the six months ended June 28, 2003, an increase of (pound)1.8 million, or 5.8%, compared to operating profit before operating exceptional items of (pound)30.8 million for the six months ended June 29, 2002. Operating margin increased to 7.5% for the six months ended June 28, 2003 from 7.1% for the six months ended June 29, 2002.

OPERATING EXCEPTIONAL ITEMS. Operating exceptional items of (pound)6.5 million were recognised in the three months ended June 28, 2003, compared to operating exceptional expenditure of (pound)2.2 million for the three months ended June 29, 2002. Operating exceptional expenditure relates primarily to the provision provided to cover the closure of the Hadfield site and integration of its operations into the Histon and Bury St. Edmunds sites, together with costs incurred upon the reorganisation of our sales function within the business.

NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional income of (pound)2.1 million was recognised in the three months ended June 28, 2003, compared to no non-operating exceptional items for the three months ended June 29, 2002. Non-operating exceptional income relates primarily to the profit on sale of surplus property at our Histon site. Total non-operating exceptional items for the six months ended June 28, 2003 were (pound)3.7 million, compared to no non-operating exceptional items for the six-month period ended June 29, 2002.

                               PREMIER FOODS PLC

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three and six months ended June 28, 2003 were inflows of (pound)45.1 million and (pound)55.5 million, respectively, compared to inflows of (pound)29.3 million and (pound)32.5 million, respectively, for the three and six month periods ended June 29, 2002. The principal reason for the increased inflow is an increase in operating profit with lower working capital outflows.

We incurred net capital expenditures of (pound)1.0 million and (pound)3.7 million for the three and six months ended June 28, 2003, respectively, compared to (pound)9.0 million and (pound)11.7 million for the three and six months ended June 29, 2002.

Interest payments on the Notes and interest and principal payments under the Senior Credit Facility represent significant cash requirements for us. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility at June 28, 2003 consist of: (i) (pound)285.8 million under the Term Facilities, which comprised (pound)219.4 million under the Term A Facility and (pound)66.4 million under the Term B Facility; and (ii) (pound)nil drawn of the (pound)100.0 million Working Capital Facility. General corporate purposes utilised (pound)4.0 million of the Working Capital Facility. The Working Capital Facility will cease to be available on December 31, 2007.

At June 28, 2003, the total debt relating to our bonds was (pound)204.2 million, comprising (pound)75.0 million under the pound sterling denominated bond and (pound)129.2 million under the U.S. dollar denominated bond. We had a further (pound)9.3 million interest-free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt:

                                                            AT DECEMBER 31, 2002            AT JUNE 28, 2003
                                                      -----------------------------  ----------------------------
                                                             (POUND)M                            (POUND)M

Cash                                                                (43.5)                         (69.7)

Debt maturing in:
  Less than 1 year                                                   30.2                           27.3
  1 to 2 years                                                       36.0                           35.2
  2 to 3 years                                                       50.0                           48.8
  3 to 4 years                                                       52.0                           50.8
  4 to 5 years                                                       59.3                           58.0
  More than 5 years                                                 276.7                          280.2
                                                              ------------                   ------------
Total debt                                                          504.2                          430.6

Capitalised debt issuance costs                                     (14.9)                         (12.0)
                                                              ------------                   ------------

Net debt                                                            445.8                          418.6
                                                              ============                   ============


Our primary sources of liquidity are cash flow from operations and borrowings under the Senior Credit Facility. While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

During the three-month and six-month periods to June 28, 2003, we met all covenants imposed by the Indenture and the Senior Credit Facility.

We do not have material off balance sheet arrangements. Our related party transactions are detailed in Note 22 to our 2002 annual report to the bondholders and note 7 to this quarterly financial report.

                               PREMIER FOODS PLC


SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to our 2002 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over Rider Discounts and Customer Rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 of our 2002 annual report to the bondholders and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to our 2002 annual report to the bondholders. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o under performance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o    negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

                                PREMIER FOODS PLC

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


CURRENCY FLUCTUATION

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other European countries. We also source raw materials from countries around the world and export our products to various countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than one in which we regularly operate and incur expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

INTEREST RATE RISK

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a cross currency swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

We pay interest at the following rates on our borrowings:


BORROWINGS                                                                         INTEREST RATE
                                                AMOUNT OUTSTANDING AT JUNE            PAYABLE             INTEREST RATE AT JUNE
                                                         28, 2003                    PER ANNUM                28, 2003
                                               ----------------------------- --------------------------- ------------------------

Term A Facility                                       (pound)219.4 million       LIBOR plus margin               5.67076%
Term B Facility                                        (pound)66.4 million       LIBOR plus margin               6.42076%
Drawn Working Capital Facility                        (pound)nil                 LIBOR plus margin               -
Working Capital Facility utilised                       (pound)4.0 million            Various                     Various
   for other purposes
Unutilised Working Capital Facility                    (pound)96.0 million          0.25%-0.75%                    0.625%
U.S.$ 200 million Notes                                 U.S.$200.0 million                12.0%                     12.0%
(pound)75 million Notes                                (pound)75.0 million               12.25%                    12.25%


The margin applicable to the Term A Facility and drawings under the Working
 Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At June 28, 2003, the margin applied to LIBOR on this facility was 2.0%. The margin applied to LIBOR at June 28, 2003 on the Term B Facility was 2.75%.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose, for which, the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At June 28, 2003, the margin applied to LIBOR in respect of commitment fees was 0.625%.

                               PREMIER FOODS PLC


CREDIT RISK

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high-credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third-party trade debt. We do not consider there to be any significant concentration of credit risk at June 30, 2003.

INFLATION

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.